Sime Darby

Sime Darby Berhad

(Company No. 41759-M)

21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.

TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 JUL 20 A 8:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

04035620

5th July 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 3

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to related party transactions on sale of residential properties to directors in the Group, released on 5th July 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

7/20

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

Ggk/jg/SC-ADR-Announcement/nd

Form Version 2.0
General Announcement
Submitted by S DARBY on 05-07-2004 06:18:28 PM
Reference No SD-040623-5308A

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Related Party Transactions
Sale of residential properties to directors in the Group

* **Contents :-**

1. Introduction

Pursuant to Paragraph 10.08 of the Listing Requirements of Bursa Malaysia Securities Berhad, Sime Darby Berhad ("Sime Darby") wishes to announce that Sime Pilmoor Development Sdn Bhd ("SPD"), a wholly-owned subsidiary of Sime Darby, had on 5th July 2004, approved a 5% discount on the sale price of the residential properties in the Ara Damansara township sold to the following non-executive directors and person connected to such non-executive directors of companies in the Sime Darby Group:-

i. Datuk Haji Mohd Bakke bin Salleh, a director of Sime UEP Properties Berhad ("SUEP");
ii. Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob, a director of SUEP, jointly with his wife, Puan Sri Rohani bt Awang Chik; and
iii. Tan Sri Lee Lam Thye, a director of SUEP.

Details of the properties sold are set out in Table 1.

The Ara Damansara township being developed by SPD is a 299- hectare commercial, institutional and residential development, situated along the Sultan Abdul Aziz Shah International Airport Road.

2. Consideration

The sale prices of the properties were based on the non- negotiable fixed prices published or publicly quoted to the public, less a 5% discount.

3. Rationale

The properties acquired by the abovementioned directors and person connected to a director are for their personal use or investment.

The transactions were carried out in the ordinary course of business of SPD and, other than the 5% discount given, were on normal commercial terms applied consistently to other purchasers.

The one-time discount given is in accordance with the Sime Darby Group's policy in relation to the sale of residential properties developed by the Group, to employees of all Group companies as well as non-executive directors of public listed companies within the Group.

4. **Approvals required**

The abovementioned sale of properties at a discount of 5% does not require the approval of any authority.

5. **Effects on Earnings Per Share and Net Tangible Assets of Sime Darby**

The abovementioned sale of properties is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30 June 2005.

6. **Interests of Directors and Substantial Shareholders**

None of the Directors or substantial shareholders of Sime Darby, or persons connected to them, has any interests, direct or indirect, in the abovementioned sale of properties.

7. **Directors' opinion**

The Directors of Sime Darby are of the opinion that the abovementioned sale and the discount given is fair and reasonable and is not to the detriment of Sime Darby and its shareholders.

This announcement is dated 5th July 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.

Name of Director	Nature of Relationship	Description of Property	Selling Price (RM)
Datuk Haji Mohd Bakke bin Salleh	Non-Executive Director of SUEP	1 unit of double-storey link house	706,700.25 *
Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob, jointly with his wife, Puan Sri Rohani bt Awang Chik	Non-Executive Director of SUEP	1 unit of double-storey link house	509,679.75 *
Tan Sri Lee Lam Thye	Non-Executive Director of SUEP	1 unit of double-storey link house	651,593.60 **

Note
* After 7% bumiputera discount and 5% employee/director discount
** After 5% employee/director discount

Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

6 July 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No: 1-202-942-9624 / 9638
No. of Pages : 5

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of each of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to the disclosure of dealings in shares of Sime Darby Berhad pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 - released on 29 and 30 June 2004 respectively.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

NZ/nor/ADR

Approved 6/7/04

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 06/29/2004 12:12:35 PM

Reference No MM-040629-41047

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Foong Yein Fun/Lin Shueh Fen**
* Designation	:	**Director/Associate Director, CF**

* Type : ● **Announcement** ( ) **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- **Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 29 June 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE 1.doc

Table 1
Transactions Involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
28.6.2004	Mayban Nominees (Tempatan) Sdn Bhd for Saleha binti M. Ramly	Disposal of SDB Shares	4,000	Average price of RM5.525 per Share

Approved
6/7/04.

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 06/30/2004 12:03:31 PM
Reference No MM-040630-41105

Approved 1/7/04

Submitting Merchant Bank (If applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Foong Yein Fun/Lin Shueh Fen**
* Designation	:	**Director/Associate Director, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- **Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 30 June 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE 1.doc

Table 1
Transactions Involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
29.6.2004	Mayban Nominees (Tempatan) Sdn Bhd for Saleha binti M. Ramly	Disposal of SDB Shares	3,000	RM5.60 per Share

Approved
6/7/04

[illegible]rchant Bank Berhad (2374[illegible]-V)
[illegible] Floors, Bangunan AmBank [illegible]
Jalan Raja Chulan, P.O. Box [illegible]
50708 Kuala Lumpur.

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

1st July 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages :2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the incorporation of a new subsidiary, Sime Darby Select Limited, released on 1st July 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

Ggk/fg/SC-ADR-Announcement/hd

Form Version 2.0

General Announcement

Submitted by S DARBY on 01-07-2004 06:15:08 PM

Reference No SD-040630-6BF6A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Incorporation of new subsidiary - Sime Darby Select Limited

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that a new subsidiary, Sime Darby Select Limited ("SDSL"), was incorporated in Singapore on 30th June 2004. The entire issued share capital of SDSL, being one (1) share of S$1.00, is beneficially owned by Sime Singapore Limited, a wholly- owned subsidiary of Sime Darby. SDSL will operate as a retailer, wholesaler and exporter of used cars.

The investment in SDSL is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2005. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 1st July 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 JUL 20 A 9:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

30th June 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 3

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the disclosure of dealings in shares of Sime Darby Berhad pursuant to the Malaysian Code on Take-Over and Mergers, 1998 - released on 29th June 2004; and

2. Public announcement in relation to the completion of the acquisition of the Jardine Cycle & Carriage Limited Group's automotive and truck businesses in New Zealand - released on 30th June 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

jl/ADR

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 06/29/2004 12:12:35 PM
Reference No MM-040629-41047

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Foong Yein Fun/Lin Shueh Fen**
* Designation	:	**Director/Associate Director, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 29 June 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE 1.doc

Form Version 2.0

General Announcement

Submitted by S DARBY on 30-06-2004 05:18:48 PM
Reference No SD-040604-340AB

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

* Type : ● ***Announcement*** ○ ***Reply to query***

* Subject :

Completion of the acquisition of the Jardine Cycle & Carriage Limited Group's automotive and truck businesses in New Zealand

* **Contents :-**

Further to the announcement dated 7th May 2004, Sime Darby Berhad ("Sime Darby") wishes to announce that the acquisition by Sime Singapore Limited, through its subsidiary, Sime Darby Motor Group (NZ) Limited, of the entire issued and paid-up share capital of the following companies from Jardine Cycle & Carriage Limited was completed today:

i. Truck Investments Limited and its following subsidiaries:
   a. Motor Truck Distributors (NZ) Limited
   b. Hino Distributors NZ Limited
   c. Truck Stops (NZ) Limited
   d. ERF Man and Western Star (NZ) Limited
   e. Palmerston North Motors Wholesale Limited
ii. UD Truck Distributors (NZ) Limited
iii. Cycle & Carriage (City) Limited
iv. Cycle & Carriage (Pakuranga) Limited
v. Cycle & Carriage (North Shore) Limited

This announcement is dated 30th June 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 JUL 20 A 9:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

30th June 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 3

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the disclosure of dealings in shares of Sime Darby Berhad pursuant to the Malaysian Code on Take-Over and Mergers, 1998 - released on 29th June 2004; and

2. Public announcement in relation to the completion of the acquisition of the Jardine Cycle & Carriage Limited Group's automotive and truck businesses in New Zealand - released on 30th June 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

jVADR

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

30th June 2004

Securities Commission
No. 3, Persiaran Bukit Kiara
Bukit Kiara
60000 Kuala Lumpur

Fax No. 62015213/318
No. of pages: 2

Attn: Encik Kris Azman
Director of Issues and Investment

Dear Sirs

PUBLIC ANNOUNCEMENT

We enclose herewith a copy of the following public announcement released to Bursa Malaysia Securities Berhad:

1. Public announcement in relation to the completion of the acquisition of the Jardine Cycle & Carriage Limited Group's automotive and truck businesses in New Zealand - released on 30th June 2004.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

/sc

Form Version 2.0

General Announcement

Submitted by S DARBY on 30-06-2004 05:18:48 PM
Reference No SD-040604-340AB

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Completion of the acquisition of the Jardine Cycle & Carriage Limited Group's automotive and truck businesses in New Zealand

* **Contents :-**

Further to the announcement dated 7th May 2004, Sime Darby Berhad ("Sime Darby") wishes to announce that the acquisition by Sime Singapore Limited, through its subsidiary, Sime Darby Motor Group (NZ) Limited, of the entire issued and paid-up share capital of the following companies from Jardine Cycle & Carriage Limited was completed today:

i. Truck Investments Limited and its following subsidiaries:
   a. Motor Truck Distributors (NZ) Limited
   b. Hino Distributors NZ Limited
   c. Truck Stops (NZ) Limited
   d. ERF Man and Western Star (NZ) Limited
   e. Palmerston North Motors Wholesale Limited
ii. UD Truck Distributors (NZ) Limited
iii. Cycle & Carriage (City) Limited
iv. Cycle & Carriage (Pakuranga) Limited
v. Cycle & Carriage (North Shore) Limited

This announcement is dated 30th June 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 JUL 20 A 8:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

29th June 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the completion of the Share Swap Agreement for the swap of shares in Aero-Green Technology (S) Pte. Ltd. for shares in Sime Aerogreen Technology Sdn. Bhd. and Sime Aerogreen Research Sdn. Bhd., released on 29th June 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

Ggk/jg/SC-ADR-Announcement/hd

Form Version 2.0

General Announcement

Submitted by S DARBY on 28-06-2004 05:28:29 PM
Reference No SD-040409-1D996

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Completion of Share Swap Agreement for swap of shares in Aero-Green Technology (S) Pte. Ltd. for shares in Sime Aerogreen Technology Sdn. Bhd. and Sime Aerogreen Research Sdn. Bhd.

* **Contents :-**

Further to the announcement dated 26th March 2004, Sime Darby Berhad ("Sime Darby") wishes to announce that the Share Swap Agreement entered into by Consolidated Plantations Berhad and Sime Darby Edible Products Limited, both wholly-owned subsidiaries of Sime Darby, with Agro-Innovation (S) Pte. Ltd. on 24th March 2004, was completed on 28th June 2004. As a result, Sime Darby no longer has any equity interest in Aero-Green Technology (S) Pte. Ltd. whilst Sime Aerogreen Technology Sdn. Bhd. and Sime Aerogreen Research Sdn. Bhd. are now wholly-owned subsidiaries of Sime Darby.

This announcement is dated 29th June 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 JUL 20 A 9:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

28 June 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the acquisition of a new subsidiary - Westminster Travel Limited (Taiwan), released on 28 June 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

cmf/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 28-06-2004 06:18:56 PM
Reference No SD-040625-1A17E

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Acquisition of a new subsidiary - Westminster Travel Limited (Taiwan)

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its 70% owned subsidiary, Westminster Travel Limited ("WTL"), a company incorporated in Hong Kong had, on 24th June 2004, acquired 100% of the issued share capital of Westminster Travel Limited (Taiwan) ("WTLT") for a total consideration of NT$6.0 million or approximately RM676,200. WTLT, a company incorporated in Taiwan, operates a travel agent business. The acquisition represents part of WTL's plan to expand its operations, which is currently mainly in Hong Kong, into Greater China.

The above acquisition is not expected to have any material effect on the earnings and net tangible assets of the Sime Darby Group for the year ending 30th June 2004. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 28th June 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby

Sime Darby Berhad

(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

28th June 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We refer to our letter dated 28th April 2004 requesting for a waiver from having to inform the Securities and Exchange Commission ("SEC") immediately if there is a change in Sime Darby Berhad ("SDB")'s issued share capital as a result of the issuance of shares pursuant to the exercise of options under SDB's Employees' Share Option Scheme ("ESOS"). A copy of the said letter is enclosed.

To-date, we have not received any reply from you on the above request. We would therefore appreciate it if you could reply as soon as possible.

For your information, the exercises of options continue to occur almost everyday, but the number and percentage of SDB shares issued pursuant to the ESOS, compared to the existing issued share capital, is negligible.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

NY /VADR
GGC

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398.

28 April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 1

Attention : Mr Elliot Staffin

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

As you would be aware, a Sponsored Level 1 American Depositary Receipts Programme ("ADR Programme") for shares of Sime Darby Berhad ("SDB") was registered with your office on 27 August 1999. In order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are required to forward to the Securities and Exchange Commission ("SEC"), copies of all announcements released and documents filed with Malaysian authorities in relation to a change in the corporate structure of SDB. However, it is to our understanding that the above requirement may not apply to announcements on changes in the interests of substantial shareholders due to the frequency and immaterial nature of such announcements.

On the same premise, we would like to request for a waiver from having to inform the SEC immediately if there is a change in SDB's issued share capital as a result of the issuance of shares pursuant to the exercise of options under SDB's Employees' Share Option Scheme ("ESOS"). Although, currently, there are exercises of options almost everyday, the number and percentage of SDB shares issued pursuant thereto, compared to the existing issued share capital, is negligible. Also, such issuance of shares would be reported in SDB's Quarterly Announcement of Results which are forwarded to the SEC immediately upon release.

We hope that you will favourably consider the above request. Of course, we undertake to continue to advise the SEC if there is a change in the issued share capital as a result of a corporate exercise, for example, a bonus or a rights issue.

Should you require further information or clarification, please do not hesitate to contact the undersigned at e-mail address **nancyyeoh@simenet.com**.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Anita Sung
The Bank of New York
Fax No. (212) 571 3050/ 3051/ 3052

JVADR
Elk